Exhibit 99.1

Azure Power Global Limited Update

NEW DELHI, August 29, 2022 -- Azure Power Global Limited (NYSE: AZRE) ("Azure” or the “Company") today announced the appointment of Mr. Rupesh Agarwal as its Acting Chief Executive Officer (“CEO”). Mr. Agarwal takes over from Mr. Harsh Shah who has resigned as CEO with immediate effect. The Board will consider appointment of a new permanent CEO in due course.

Mr. Agarwal, who joined the Company earlier this month as Chief Strategy & Commercial Officer after a period of acting as a Consultant to the Board, brings over two decades of leadership experience in asset development and strategy consulting, advising leading utilities and private equity investors on developing and managing their cleantech investments. Mr. Agarwal has held leadership positions at Convergence Energy Services, a Government of India-owned company, Lightsource India, BDO, & EY. He was also the founder of AEM Energi & Motum, a zero-emission electric mobility company, which pioneered India's first public electric bus trials. Mr. Agarwal will work closely with the Company’s Board to steer the Company at this critical juncture.

Alan Rosling, Chairman of the Board, said, “The Board very much regrets Harsh’s unexpected decision to leave the Company after joining only from July 1, 2022. We wish him well for the future. We are pleased that Rupesh is stepping up to lead the Company at this time. The Board will be working closely with Rupesh to ensure the Company’s commercial objectives are met as Azure scales its capacity in the growing Indian market.”

FY 2021-22 ANNUAL REPORT

Following its August 12, 2022, announcement of a delay in the filing of the Company’s annual report on Form 20-F for the financial year ended March 31, 2022 (“FY 2021-22”), the Company reiterates that it is working in close consultation with its advisers to close its annual accounts. At this point, the Company is unable to give a firm timeline for submission of its Form 20-F for FY 2021-22.

PERFORMANCE UPDATE

While the audit of the financial statements for FY 2021-22 has not yet been completed, key operational highlights are set forth below. The information provided in this release is unaudited and provisional and thus subject to completion of the Company’s FY 2021-22 financial year-end audit. Investors are advised, therefore, that this information may be subject to change.

During FY 2021-22, the Company fully commissioned its 600 MW AC project with Solar Energy Corporation of India (“SECI”) in Rajasthan, the largest owned and operated single site solar project by any developer in the country. Subsequent to the end of FY 2021-22, Power Purchase Agreements (“PPAs”) have also been executed with SECI for the Company’s first 150 megawatts (“MWs”) solar-wind hybrid project and the Company’s first 120 MWs wind project.

Exhibit 99.1

Azure’s Plant Load Factor (“PLF”), including the rooftop portfolio, for FY 2021-22, was 21.6%. Electricity generation, including the rooftop portfolio, during FY 2021-22 was 4,551 million kWh, an increase of 1,056 million kWh or 30%, over the fiscal year ended March 31, 2021.

For the projects under RG1 (3.575% Solar Green Bonds maturing in 2026) and RG2 (5.65% Solar Green Bonds maturing in 2024), the PLF was 18.6% and 21.4%, respectively, and electricity generation was 995 million kWh and 1,367 million kWh, respectively.

WHISTLEBLOWER ALLEGATIONS

The Company received a whistleblower complaint in May 2022 alleging potential procedural irregularities and misconduct by certain employees at a plant belonging to one of its subsidiaries. As part of the Company’s review of these allegations, it discovered deviations from safety and quality norms, and it has implemented mechanisms to remediate them and in so doing strengthen safety and quality protocols. Azure’s Audit Committee, with the assistance of legal counsel and forensic accounting support, also identified evidence of manipulation of project data and information by certain employees. The Company is implementing immediate remedial measures, and Azure is initiating disclosure of the findings to the appropriate authorities.

PUBLIC INTEREST LITIGATIONS

Regarding Azure’s Power Purchase Agreements (PPAs) for its 2,333 MWs projects under the manufacturing linked tender of 4,000 MWs, two Public Interest Litigations (“PILs”) have been filed in the High Court of Andhra Pradesh, challenging various aspects of the manufacturing tender and seeking to quash the Andhra Pradesh Regulator’s approval for procurement of capacity tied up with SECI. Further, the tariff adoption for the capacities by the Central Electricity Regulatory Commission has also been made subject to the outcome of the PILs. The Company is evaluating the impact of these PILs

FAVORABLE RESOLUTION OF LEGAL DISPUTES

The Company has received a favorable Award from the Singapore International Arbitration Centre, which has further been upheld by the Singapore High Court, in a proceeding initiated by former Chairman and CEO Mr. Inderpreet Singh Wadhwa and erstwhile COO Mr. H.S. Wadhwa in relation to the purchase price of their shares in Azure Power India Private Limited.

The Company has secured an order from a higher forum in Andhra Pradesh directing payments of pending and future bills at the PPA tariff of its 50 MW project in Andhra Pradesh. Further to the rules (Late Payment Surcharge Rules and related Matters, 2022) issued by Ministry of Power on June 3, 2022, the offtaker Southern Power Distribution Company of Andhra Pradesh Ltd has initiated monthly payments.

Exhibit 99.1

Azure recently received all dues from the offtaker Hubli Electricity Supply Company (“HESCOM”) for its 50 MW project in Karnataka pursuant to recent court orders. In respect of its 40 MW project in Karnataka, HESCOM has initiated payment of the outstanding receivables.

The Company has received a favorable court order for its 10 MW project in Bihar whereby the Company’s claims on account of a change in law for operation and maintenance charges have been allowed.

The Board believes that Azure’s underlying business remains fundamentally strong. The Company continues to operate in line with its budgets and business plans. Cash flow and collections from customers continue in the ordinary course. The Company continues to service all its debt payment obligations, and Azure’s liquidity position remains strong, bolstered by its recent US$250 million rights issue.

Conference Call

The Company will host a conference call to discuss updates on Wednesday, August 31, 2022, at 9:30 a.m. US Eastern Time. Investors may access the conference call details by visiting http://investors.azurepower.com/events-and-presentations. Participants are encouraged to pre-register for the conference call by using the link below. Participants who pre-register will be given a unique PIN to gain immediate access to the call. Pre-registration may be completed at any time up to the call start time.

To pre-register, go to:

https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=5317820&linkSecurityString=187417ffe8

Members of the public who would like to join, but have not pre-registered, can do so by dialling +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.). The number should be dialled at least 10 minutes prior to the start of the conference call. For those unable to listen to the live broadcast, a podcast will be available on the website approximately two hours after the conclusion of the call and can be accessed at http://investors.azurepower.com/events-and-presentations.

About Azure Power

AZURE is a leading independent sustainable energy solutions provider and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure developed India’s first utility scale solar project in 2009, and since then, has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

Exhibit 99.1

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com